United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 corporate governance structure during the period of transition to its new corporate structure with of Directors ("Prior Meeting"), to define the votes to be cast by the Directors appointed by them executed (and currently terminated) shareholders' agreement and the agreement in force, since signing the Agreement, in addition to being optional, covers only certain matters and not all matters for consideration by the Board of Directors subject to prior meetings). Furthermore, it meetings under the above terms. It is worth mentioning that, since the new agreement entered 1 Principle Best Practices Adopted? Directions for Completion Explanation [Note: Up to 6000 characters] 1.Shareholders 1.1 Shareholding Structure 1.1.1 "the company’s capital stock shall be composed solely of common shares" Yes Yes –nothingto complete. No – To provide, in line withthe directionsofthe Code,the reasons that led the issuer to adoptother shareholding structures. Completion is not applicable under the terms of the Empresas.Net System. 1.2 Shareholders' Agreement 1.2.1 "Shareholders' agreements shall not bind the exercise of voting rights of any director or member of the supervisory and control bodies". Partially Not applicable (in casethereisno shareholders' agreementfiledat the issuer's headquarters) – Nothing to complete. Yes –nothingto complete. No / Partially – In line with the directions of the Code, to provide the justification given by the shareholders signing the agreements filed at the issuer's headquarters or to which the controller is a party, in case of non-adoption of the practice or its partial adoption. Since 2017, the Company has been implementing changes involving corporate reorganization and changes in corporate governance practices, with the aim of preparing it for a reality with no defined control. Within this context, a shareholders' agreement by Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. – BNDESPAR ("Agreement") was entered into on August 14th, 2017, the main terms of which are described in item 15.5 of the Company's Reference Form made available on CVM's website on July 30th, 2019. The said Agreement is of a transitional nature, since it shall be in force until November 09th, 2020, with no provision for renewal, in order to provide the Company with stability and adjust its no defined controller. The Agreement sets forth that the signatory parties may meet prior to the meeting of Vale's Board on certain matters. However, an improvement in corporate governance can be noted by comparing the previously the voting orientation for the members of the Board of Directors appointed by the shareholders matters submitted to Vale's Board of Directors (which represented a significant reduction in should be clarified that the signatory shareholders have been making little use of the prior into force, there has been a decrease of approximately 90% of matters resolved at a Prior Meeting. It is also important to note that, notwithstanding the above, the Company's directors are subject to the obligations and duties set forth in article 153 et seq. of the Brazilian Business Corporation Act, in particular, the duty of care, the duty of loyalty, the duty to inform, as well as the rules related to conflict of interests, and it falls to them to act in the best interest of the Company. At the same time, the Company continues with the process of evolving its governance model in order to adapt it to the new requirements of the Novo Mercado Regulation and also to prepare the Company for a new scenario after the expiration of said Agreement, through of an efficient system that will ultimately confer greater powers and independence to the Company's management and create more value for all shareholders. 1.3 Shareholders' Meeting 1.3.1 "The board should use the meeting to report the conduct of the company's business, so the Yes Yes –nothingto complete. Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.
Base date for the information: 07/29/2019

	management should publish a guide to facilitate and encourage participation in general meetings".		**No / Partially** – To provide the justification of the issuer on the subject.	
	1.3.2 "The minutes shall enable the full understanding of the discussions held at the meeting, even if taken in the form of a summary of events occurred, and contain the identification of the votes cast by the shareholders".	Yes	**Yes** – nothing to complete. **No / Partially** – To provide the justification of the issuer on the subject.	Completion is not applicable under the terms of the Empresas.Net System.
1.4 Defensive measures	1.4.1 "the board of directors shall make a critical analysis of the advantages and disadvantages of the defensive measure and their characteristics, and especially of the activation triggers and price parameters, if applicable, explaining them."	Yes	**Not applicable** (if there are no defensive measures) – Nothing to complete. **Yes** – Inform about the sites on the world wide web where the critical analysis made by the board of directors can be consulted regarding the advantages and disadvantages of the defensive measure and their characteristics and, above all, the activation triggers and price parameters. **No / Partially** – To provide, in line with the directions of the Code, the justification of the issuer on the subject.	On February 20th, 2017, the Company announced that a shareholders' agreement, entered into by Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. – BNDESPAR ("Valepar Agreement"), as shareholders of Valepar S.A. (a company already merged into the Company), had been filed at the Company's headquarters. Said agreement, which was in force from May to August 2017, included provisions on the submission of a proposal to the Company that involved its corporate restructuring, as well as changes in corporate governance to enable Vale's listing in the Novo Mercado special segment and to convert the Company into a company with no defined control ("Proposal"). The Proposal, consisting of a number of unseverable and interdependent steps, the effectiveness of each of which being conditional on the completion of the others, comprised: (a) voluntary conversion of Class "A" preferred shares issued by the Company into common shares, with the ratio of 0.9342 common share to each class "A" preferred share issued by the Company; (b) amendment to Vale's Bylaws to adapt it as much as possible to the rules of the special segment of Novo Mercado at B3 and other changes necessary due to the modification of the proposed shareholding structure; and (c) the merger of Valepar into Vale. In view of the aforementioned, it should be highlighted that the Proposal was received by the Company's Board of Directors, analyzed as a whole and submitted to the Company's shareholders for consideration. On June 27th, 2017, the Special Shareholders' Meeting approved the Proposal, which became effective on August 14th, 2017, with the implementation of all the above-mentioned stages of the Proposal. Thus, the issue in question of the defensive measures and, above all, of the activation triggers was analyzed within the overall scope of this context of corporate reorganization, so that the Bylaws currently in force provide that any person, shareholder or group of shareholders, who acquires or becomes, or has become the holder, for any reason, of shares issued by the Company in a number equal to or greater than 25% of the total common shares issued by Vale or the total capital stock, excluding treasury shares, shall, within a maximum period of 30 days from the date of acquisition or the event that resulted in the ownership of shares in a number equal to or greater than the limit stipulated above, make or request registration of, as the case may be, a tender offer for acquisition ("OPA") of all common shares issued by the Company, observing the provisions of the applicable CVM regulations, the B3 regulations and the terms of Article 43 of the Company's Bylaws, and the exceptions expressly provided for in the Bylaws. Accordingly, the critical review of the Proposal as a whole is not available on the world wide web, with only the excerpt from the minutes of the Board of Directors' meeting held on November 17th, 2017, which approved the submission of a proposal to amend the Bylaws to the Shareholders' resolution, since the minutes of the Board of Directors are prepared in the form of a summary of the resolutions.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.
Base date for the information: 07/29/2019

				http://www.vale.com/PT/investors/corporate-governance/notices-minutes-corporate-documents/atasEditaisDocumentosCorporativos/20171117%20ATA_RCA_Ades%C3%A3o%20ao%20novo%20mercado%20incorpora%C3%A7%C3%A3o%20EBM%20e%20nomea%C3%A7%C3%A3o_p.pdf It should be clarified that the 25% trigger is in line with the practices observed in the Brazilian stock market, also respecting the scope and purpose of the corporate restructuring operation concluded in August 2017. Within this context, the Company's shareholders and the Board of Directors understood that a limit of 25% was suitable to make the OPA mandatory and then approved its inclusion in the Company's Bylaws. For more information on the defensive measures, see item 18.2 of the Company Reference Form that was made available on the website of the Brazilian Securities and Exchange Commission ("CVM") on July 30th, 2019.
	1.4.2 Clauses that prevent the removal of the measure from the bylaws, the so-called "entrenched clauses", shall not be used.	Yes	**Not applicable** (if there are no defensive measures) – Nothing to complete. **Yes** – nothing to complete. **No / Partially** – To provide, in line with the directions of the Code, the justification of the issuer on the subject.	Completion is not applicable under the terms of the Empresas.Net System.
	1.4.3 "If the bylaws set forth that a tender offer for the acquisition of shares (OPA) is made whenever a shareholder or group of shareholders directly or indirectly reaches a significant interest in the voting capital, the rule for determining the offer price shall not impose accrued premiums substantially above the economic or market value of the shares".	Yes	**Not applicable** (if there is no defensive measures) – Nothing to complete. **Yes** – To state the reasons why the issuer understands that premium accruals above the economic or market value are not substantial. **No / Partially** – To provide, in line with the directions of the Code, the justification of the issuer on the subject.	Pursuant to Article 43 of the Company's Bylaws, the OPA mentioned in item 1.4.1 of this Report shall be (i) addressed to all holders of Vale's common shares without distinction, (ii) carried out in an auction to be held at B3, (iii) launched at a price determined in accordance with the provisions set forth below, and iv) paid in cash, in Brazilian currency, against the acquisition in the OPA of common shares issued by the Company. The minimum acquisition price in the OPA for each common share issued by the Company shall be equal to the higher of ("Minimum Acquisition Price"): (i) the economic value determined in the appraisal report; (ii) 120% of the weighted average unit quotation of the common shares issued by the Company during the 60 trading days prior to the OPA; and (iii) 120% of the higher price paid by the acquiring shareholder in the 12 months preceding the achievement of significant shareholding. There is, therefore, no premium accrual above the economic value, and the premium of 20% on market value does not represent a substantial accrual, considering that it is within market parameters. Notwithstanding the aforementioned, should CVM regulations applicable to the OPA determine the adoption of a calculation criterion to determine the acquisition price of each company share in the OPA resulting in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with CVM regulations shall prevail in executing the OPA.
1.5 Change of control	1.5.1 The Company's bylaws shall establish that: (i) transactions which set the direct or indirect disposal of controlling	Yes	**Yes** – nothing to complete. **No / Partially** – To provide the	Completion is not applicable under the terms of the Empresas.Net System.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 4 interest is to be accompanied by a tender offer for acquisition of shares (OPA) addressed to all shareholders at the same price and under the same conditions obtained by the selling shareholder; (ii) directors must express their views on the terms and conditions of corporate reorganizations, capital increases and other transactions that give rise to a change of control, and determine whether they ensure fair and equitable treatment for the company's shareholders. justificationofthe issuer on the subject. 1.6 Statement of the management on the OPAs 1.6.1 The bylaws shall provide for the board of directors to give its opinion regarding any OPA having as its subject matter shares or securities that are convertible or interchangeable into shares issued by the company, which shall include, among other relevant information, management's opinion on possible acceptance of the OPA and on the economic value of the company. Yes Yes – nothing to complete. No / Partially – To provide the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System. 1.7 Income Allocation Policy 1.7.1 The company shall prepare and disclose a policy for allocation of results defined by the board of directors. Among other aspects, such policy shall provide for the periodicity of dividend payments and the benchmark to be used to define the respective amount (percentages of adjusted net income and free cash flow, among others). Yes Yes – nothing to complete. No / Partially – To provide the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System. 1.8 Government-controlled private companies 1.8.1 The bylaws shall clearly and precisely identify the public interest that justified the formation of a government-controlled private company, in a specific chapter. Not applicable Not applicable (the company may not be a government-controlled private company). Yes – To identify clearly and precisely the public interest Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 5 thatjustifiedthe formationofa government-controlledprivate company. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. 1.8.2 The board of directors shall monitor the company's activities and establish policies, mechanisms and internal controls to determine the possible costs of serving the public interest and any compensation of the company or other shareholders and investors by the controlling shareholder. Not applicable Not applicable (the company may not be a government-controlled private company). Yes – To report: (i) How and how often the board of directors monitors the activities of the issuer; (ii) the policies, mechanisms and internal controls established by the issuer for the purpose of determining the possible costs of serving the public interest and the possible compensation of the companyorother shareholdersand investorsby the controlling shareholder; (iii) the costs of serving the interest. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System. 2.Board of Directors

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.
Base date for the information: 07/29/2019

2.1 Duties	2.1.1 The Board of Directors shall, without prejudice to other legal and statutory duties and to other practices set forth in this Code: (i) define business strategies, taking into account the impacts of the company's activities on society and the environment, aiming at the company's continuity and the creation of long-term value; (ii) periodically assess the company's exposure to risks and the effectiveness of risk management systems, internal controls and the compliance/integrity system, and approve a risk management policy consistent with business strategies (see chapter 4); (iii) define the company's ethical values and principles and ensure the company's transparency in its relationship with all stakeholders (see chapter 5); (iv) annually review the corporate governance system, seeking to improve it.	Yes	Yes – To report, in line with the directions of the Code, how the body acts regarding each of the best practices. No / Partially – To provide the justification, in line with the directions of the Code.	*Item (i)* – The Board of Directors is responsible for deliberating on the strategic guidelines and strategic plan of the company, acting as guardian of the implementation of the approved strategy, as well as on policies of functional conducts embodied in the Code of Ethical Conduct and on the Company's institutional responsibility policies. In 2018, the Board of Directors met 13 times and attended 3 workshops to address exclusively the Company's strategic plan. *Item (ii)* – The Board of Directors is responsible for deliberating on the Company's corporate and financial risk policies proposed by the Board of Executive Officers. For this purpose, the Board of Directors counts, on a permanent basis, on the Compliance and Risk Committee, Financial Committee and Sustainability Committee, to generally support it in assessing the effectiveness of processes and controls in order to identify, assess, monitor and manage complex risk events or that may have a significant impact on the Company. For information on the main competences of these Committees, see items 12.1 and 12.12 of the Company's Reference Form made available on CVM website on July 30th, 2019. Moreover, the Company has other bodies and areas for the purpose of verification and monitoring of the the Risk Management, such as the 1st Line of Defense (composed by the business, project, support and administrative areas of the Company), the 2nd Line of Defense (composed by the Internal Control, Risk and Compliance Executive Management and the 2nd Specialist Line of Defense, among which, stands out the Operational Risk, Health and Safety Board), the 3rd Line of Defense (composed by the Internal Audit and Ombudsman's Office), the Risk Executive Committee, the Executive Board and the Fiscal Council. Furthermore, the Extraordinary Independent Consulting Committee for Support and Recovery was created in 2019 to assist the Board of Directors in (i) diagnosing the safety conditions of dams and dikes located in Brazil and used by the Company, with priority given to structures heightened by the upstream method and those located in the attention zone, management and mitigation of risks related to these dams, and in (ii) recommending measures to be taken to enhance the safety conditions of these dams. The guidelines and instructions for the risk management strategy are set out in the Company's Risk Management Policy, reviewed and approved by the Board of Directors on September 27th, 2018. The Board of Directors regularly monitors, through Vale's Global Integrated Risk Map, the Company's main risks. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures. *Item (iii)* – The Board of Directors is responsible for "deliberating on policies of functional conduct based on ethical and moral standards embodied in the Company's Code of Ethics, to be observed by all managers and employees of the company, its subsidiaries and controlled companies." The Company's main values and standards concerning to ethics and morals are formalized in the following documents: 1. Code of Ethical Conduct http://www.vale.com/SiteCollectionDocuments/CodigoEtica/assets/docs/PT_CodigoCondutaEtica_VF.pdf and of CVM (www.cvm.gov.br). 2. Supplier Code of Ethical Conduct http://www.vale.com/PT/suppliers/code_conduct/Documents/codigo-etica-conduta-fornecedor.pdf 3. Policy for Disclosure of Relevant Act or Fact http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx 4. Related-Party Transactions Policy http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx 5. Global Anti-Corruption Program based on 3 main documents: The Code of Ethical Conduct, the Global Anti-Corruption Policy, and the Global Anti-Corruption Manual (which details the rules set forth in the Policy). The said Program contains the rules, procedures and controls intended to prevent and detect the risk of corruption that the company is exposed to because of its activity and of the countries where it operates.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 7 Such rules are aligned to the best practices of the market, to the pacts of which the company is a signatory (Business Pact for Integrity and Against Corruption) and the anti-corruption laws applicable to Vale. The Board of Directors monitors compliance with these practices through regular meetings with the Ombudsman and Internal Audit, both independent bodies and linked to it and without the presence of the Company's executive body. Also, the Board of Directors receives the results of a specific audit on the Global Anticorruption program, as per the periodicity defined in the multi-year planning, performed by the Company's Internal Audit. Item (iv) – It is incumbent upon the Company's Board of Directors “to act as guardian of the corporate governance model and practices, which include, but are not limited to, deliberations on changes in corporate governance rules, the accountability process, and the disclosure of information process”. In order to efficiently fulfill this duty, it has the Personnel and Governance Committee for its advisory, which in practice carries out the annual review of the corporate governance system, aiming to (i) promote, monitor and watch over the evolution and effectiveness of the Company's governance model; and (ii) evaluate and follow up on current standards, regulations and recommendations, as well as market practices and trends that may impact on the Company's activities regarding the corporate governance. In 2018, this Committee monitored the Company's governance evolution program on a monthly basis, by means of the mapped initiatives.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 8 2.2 Composition of the Board of Directors 2.2.1 The bylaws shall establish that: (i) the board of directors shall be composed of a majority of external members, with at least one third of independent members; (ii) the board of directors shall evaluate and annually disclose who are the independent directors, as well as indicating and justifying any circumstances that might compromise their independence. No Yes – nothing to complete. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer if the independence of the managing directors differs from the guiding parameters set forth in the Code. Composition of the Board of Directors (item i) The Company's Bylaws does not have a provision stating that the Board of Directors shall be composed mostly of external members, nor is there any provision stating the obligation to have at least one-third of independent members. It is worth mentioning, however, that the Company's Board of Directors has 13 seats, with the following composition: (i) 1 permanent director and his respective alternate, both elected in a separate voting session by all the Company's employees, in strict compliance with the Privatization Notice; (ii) the other members of the Board of Directors are external, including 3 independent, permanent members. For this purpose, external directors are those who have no current relationship with the company (whether commercial, employment or direction relationship with Vale). Accordingly, the Company's Board of Directors is composed mostly of external members. Moreover, the Company is developing a gradual evolutionary journey for its governance model to ensure that it is prepared for the pulverized control modality. The gradual and planned transformation is important so that the Company's governance, as well as its organizational structure, is able to comply with this new modality. It should be further clarified that the number of independent members, although not representing a third of the members of the Board of Directors, is in compliance with the percentages required by the Novo Mercado Regulation at B3. Statement of the Board of Directors about its Composition (item ii) There is no statutory provision for the annual periodic evaluation of the status of independent member or the obligation to indicate any circumstance that may compromise independence. The condition of independence of the current independent members of the Board of Directors, elected at the Annual and Special Shareholders' Meeting held on April 30th, 2019, was verified by means of a statement made in this regard by the candidates, towards meeting the requirements of independence, and there is no specific evaluation of the Board of Directors in this regard. In this regard, the new Regulation of the Novo Mercado introduced a requirement, under its article 17, that the Board of Directors formally express its opinion on the characterization of the nominee to the Board of Directors as an independent director. The Company clarifies that it will adapt its practices, as applicable, under the terms and within the deadlines set forth in the Novo Mercado Regulation for this purpose. 2.2.2 The board of directors shall approve an appointment policy establishing: (i) the process for the appointment of members of the board of directors, including an indication of the participation of other corporate bodies in said process; (ii) that the board of directors shall be composed taking into consideration the availability of time for its members to perform their duties and the diversity of knowledge, experience, behavior, cultural aspects, age group and gender. No Yes – To report, in line with the directions of the Code, how the policy is implemented in the daily routine of the company, describing how is the process for the appointment of members to the board of directors and indicating the participation of other corporate bodies, including the nominating or appointing committee. No / Partially – To submit, in line with The Company does not currently have a formal appointment policy approved by its Board of Directors, but it clarifies that the appointment of Board members follows qualification criteria and technical experience, as well as legal and reputational aspects in light of corporate governance best practices, in order to allow the Company to benefit from the plurality of arguments and a decision-making process with quality and safety. In addition, it clarifies that it is in compliance with the deadline established by B3 for the purpose of preparing and disclosing said policy, pursuant to the new Regulation of the Novo Mercado, effective as of January 2nd, 2018 (the policy must be prepared by the Annual Shareholders' Meeting of 2021).

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.
Base date for the information: 07/29/2019

			the directions of the Code: (i) reason why the company does not have a formalized appointment policy, indicating if there are other documents of the issuer, such as bylaws, which regulate the process for the appointment of members of the board of directors; (ii) reason why the policy does not cover all best practices.	
2.3 Chairman of the board	2.3.1 The chief executive officer shall not accumulate the position of chairman of the board of directors.	Yes	**Yes** – nothing to complete. **No** – To submit, in line with the directions of the Code, the justification of the issuer on the matter, stating the possible alternative practices adopted in order to avoid that the concentration of powers of chairman and chief executive officer may impair the monitoring of the executive board's performance by the board of directors.	Completion is not applicable under the terms of the Empresas.Net System.
2.4 Evaluation of the board and directors	2.4.1 The company shall implement an annual process for evaluating the performance of the board of directors and its committees, such as collective bodies, the chairman of the board of directors, the directors, considering them individually, and the governance secretary, if any.	Partially	**Yes** – To report, in line with the directions of the Code, the criteria considered in the evaluation, if there is participation of external experts, and how often it is, if the process considers assiduity in the examination and debate about the matters discussed, the active contribution in the decision-making process and commitment to the performance of duties, main points	The Internal Regulations of the Company's Board of Directors state that it is the responsibility of the Board to carry out an annual performance evaluation of the Collective Body, with the support of the Personnel and Governance Committee for analysis and recommendation of the performance evaluation methodology, including any improvements. To this end, with the support of the Personnel and Governance Committee, the Company hired a specialized external consulting firm in 2018 with experience in the field, in order to develop the process for evaluating the Board of Directors and the Advisory Committees, which was structured based on individual interviews with the members of the Executive Board, Advisory Committees and the Board of Directors, to build a diagnosis of the functioning of each body, the result of which serves for comparative analysis of the composition and functioning against organizations with high level of corporate governance, in Brazil and abroad (peer group), as well as recommendations and initiatives for scheduled improvements. Accordingly, Vale partially complies with the recommended practice, since the annual performance evaluation of the Board of Directors, its Committees and the Governance Secretary is performed as collective bodies, with the support of external experts. The criteria used in the questionnaire and face-to-face evaluation interviews are: (a) organization and processes; (b) structure of the Board of Directors and Advisory Committees; (c)

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.
Base date for the information: 07/29/2019

			identified for the improvement of the body and corrective actions implemented. **No / Partially** – To submit, in line with the directions of the Code, the issuer's justification on the subject, stating if there is a process conducted with a periodicity of more than one year or alternative practices adopted to comply with the principle, indicating, if so, the criteria considered in the evaluation and if there is the participation of external experts in the process.	communication; (d) roles and responsibilities; (e) contributions to the topics of strategy, governance, risk, compliance and finance; and (f) dynamics of the Board of Directors.
2.5 Succession planning	2.5.1 The board of directors shall approve and keep up to date a succession plan for the chief executive officer, whose preparation shall be coordinated by the chairman of the board of directors.	Partially	**Yes** – To report, in line with the directions of the Code, the date of approval of the succession plan and the date of its last update. **No / Partially** – To provide, in line with the directions of the Code, the justification of the issuer on the subject.	In line with the governance improvements due to its migration to the Novo Mercado, it approved, on September 27th, 2018, the internal regulations of the Personnel and Governance Committee, which consists of an advisory committee to the Board of Directors on a permanent basis. Main competences of said Committee are: (i) to support the Board of Directors in the process of selecting and appointing the Chief Executive Officer, as well as evaluating the appointment by the latter of other members of the Board of Executive Officers and other leaders who report directly to the Chief Executive Officer; and (ii) monitor the development of the succession plan of the Board of Executive Officers and other leaders who report directly to the Chief Executive Officer, as well as his/her successors, and to propose improvements. The Company has a regular annual succession practice for the organizational positions of Executive Officers and Chief Executive Officer. In the last quarter of the year, successors to key leadership positions are discussed and validated, at which time actions are identified to ensure quality, feasibility and optionality, according to good practice. In addition to identifying names, it also focuses on developing the current profiles, reinforcing robustness for succession alternatives. The review with candidates mapped to positions is taken for evaluation of the Personnel and Governance Committee, which submits it for approval by the Board of Directors in the first quarter of the following year. It should be mentioned that, according to relevant facts reported to the market in 2019, due to the collapse of the Dam at Córrego do Feijão Mine, the Board of Directors triggered the previously discussed interim plan and appointed, on March 02nd, 2019, Mr. Eduardo de Salles Bartolomeo as Acting Chief Executive Officer, who was effectively confirmed as Chief Executive Officer by the Board of Directors on April 29th, 2019.
2.6 Integration of new directors	2.6.1 The company shall have a previously structured program for integrating new members of the board of directors, so that the said members are introduced to the key	Yes	**Yes** – To describe, in line with the directions of the Code, the program for the integration of new directors.	In order to integrate new members of the Board of Directors and update the entire Board of Directors, Vale's Corporate Governance Secretary regularly promotes an integration program, training and visits that involves: (a) holding a continuous and structured training in mandatory and flexible modules, with the support of Executive Officers and internal and external specialists in several areas of the Company, for an institutional view and an overview of strategic issues for the Company and also to inform the new member about issues that are essential for understanding the culture, values, organizational structure, business and segments, and the Company's main

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 11 people of the company and its facilities and which addresses essential issues for the understanding of the company's business. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject, and any alternative procedures adopted by the issuer may be indicated. challenges; and (b) technical visits by its members to the Company's operational areas in Brazil and abroad, in order to keep them in touch with the local leadership and updated on all critical business issues in their day-to-day routines. Following the investiture of the new members of the Board of Directors, in May 2019, a training and two field visits were carried out to enable them to know in depth the reality of the Company, the schedule of which provides for further visits throughout the term. 2.7 Compensation of directors 2.7.1 The compensation of the members of the board of directors shall be proportionate to the duties, responsibilities and time devoted. There shall be no compensation based on participation in meetings, and the variable compensation of the directors, if any, shall not be linked to short-term results. Yes Yes – nothing to complete. No / Partially – To submit, in line with the directions of the Code, the reasons justifying: (i)thepossible existence ofa directors' compensation differentfromthe compensation of the other members; (ii) that the compensation of the members of the board is based on participation in meetings or linked to short-term results. Completion is not applicable under the terms of the Empresas.Net System. 2.8 Internal regulations of the board of directors 2.8.1 The board of directors shall have an internal regulation, which governs its responsibilities, duties and operating rules, including: (i) the duties of the chairman of the board of directors (see 2.3); (ii) the rules for replacing the chairman of the board in his/her absence or vacancy; (iii) the measures to be taken in situations of conflict of interest; and (iv) the definition of what is considered adequate preparation time regarding receiving the materials for discussion at meetings, and reading said material thoroughly. Yes Yes – nothing to complete. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the matter, indicating if there is another internal document that governs the operating processes of the board of directors, and it shall be informed, if the internal regulations do not do so, what measures should be taken to deal with situations involving conflicts of interest. Completion is not applicable under the terms of the Empresas.Net System. 2.9 Meetings of the board of directors 2.9.1 The board of directors shall establish an annual schedule with the dates of ordinary meetings, Yes Yes –nothingto complete. Completion is not applicable under the terms of the Empresas.Net System.

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	which shall not be less than six nor greater than twelve, and call special meetings whenever it deems them necessary. This schedule shall provide for an annual thematic agenda with relevant subjects and dates of discussion.		**No / Partially** – To provide the justification of the issuer on the subject, indicating: (i) if the schedule does not provide for the number of meetings greater than six and less than twelve, to state the reasons for that; (ii) if the schedule does not indicate the dates of discussion of the most relevant subjects, the justification for it, informing if it is a recurrent practice or an exceptional situation influenced by a particular context.	
	2.9.2 Board meetings shall regularly provide for exclusive sessions for external directors, without the presence of executive officers and other guests, for alignment of external directors and discussion of issues that may create embarrassment.	Yes	**Yes** – nothing to complete. **No / Partially** – To provide the justification of the issue on the matter, indicating the reason why the schedule does not provide for exclusive meetings among external directors, or why these meetings, even expected, did not take place.	Completion is not applicable under the terms of the Empresas.Net System.
	2.9.3 The minutes of the meeting of the board shall be clearly drafted and record the decisions taken, persons in attendance, the dissenting votes and the abstention from voting.	Yes	**Yes** – To indicate, in line with the directions of the Code, whether the internal regulations of the board of directors provide for the adoption of these practices. **No** – To justify the reasons why the practices are not adopted.	The minutes of the meetings of the Company's Board of Directors record the persons in attendance, the matter submitted for consideration, the decisions taken and, if applicable, dissenting votes and abstentions. It should be clarified that the Internal Regulations of the Board of Directors of the Company provide that the minutes of the meetings shall be clearly drafted, register attendance, submissions made, all decisions taken and abstention from voting due to conflicts of interest. Although the Internal Regulations of the Board of Directors do not expressly provide for the registration of dissenting votes, the Company's practice is to mention the dissenting vote in the minutes.
3. Executive Board				
3.1 Duties	3.1.1 The executive board shall, without prejudice to	Yes	**Yes** – nothing to complete.	Completion is not applicable under the terms of the Empresas.Net System.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 13 its legal and statutory duties and other practices set forth in this Code: (i) implement the risk management policy and, whenever necessary, propose to the board possible needs for review of this policy, as a result of changes in the risks to which the company is exposed (see 2.1.1 (ii) and chapter 4); and (ii) implement and maintain effective mechanisms, processes and programs for monitoring and disclosing financial and operating performance and the impacts of the company activities on the society and the environment (see Chapter 5). No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the matter, stating, if the risk limits and guidelines approved by the board of directors have not been observed or the strategies defined by it have not been implemented in the previous fiscal year, the reason for this fact. 3.1.2 The executive board shall have its own internal regulations establishing its structure, its functioning and its roles and responsibilities. Yes Yes – nothing to complete. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the matter, stating, if there is no internal regulation or if the regulation does not fully comply with the practice, the reason for this fact. Completion is not applicable under the terms of the Empresas.Net System. 3.2 Appointment of directors 3.2.1 There shall be no reserve of positions on the executive board or management positions for direct appointment by shareholders. Yes Yes –nothingto complete. No / Partially – To submit, in line with the directions of the Code: (i) if the reserve is providedfor ina shareholders' agreement,the justificationofthe shareholders signing the agreements on the matter, addressing, for example, the specific characteristics of the company'scontrol structure that could Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 14 justify such practice, as well as the possible existenceof mitigation mechanisms, such as the establishment of requirements for the exercise of the office to be held by the appointedpersons; (ii) if the reserve of positions is provided for in law or in the bylaws, the reasons justifyingsuch practice, as well as the possible existence ofmitigation mechanisms, such as the establishment of requirements for the exercise of the position to be held by theappointed persons. 3.3 Evaluation of the chief executive officer and executive board 3.3.1 The chief executive officer shall be evaluated annually in a formal process conducted by the board of directors based on the verification of the achievement of the financial and non-financial performance goals established by the board of directors for the company. Yes Yes – To report, in line with the directions of the Code, the period during which the evaluation of the chief executive officer has been conducted and the date of the board meeting at which it was performed. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. The members of the Board of Executive Officers, including the Chief Executive Officer, are evaluated annually in a formal process carried out by the Board of Directors, according to their performance, based on objective and qualitative goals derived from the strategic planning and annual budget approved by the Board of Directors. For this purpose, the Board of Directors annually approves, with the support of the Personnel and Governance Committee, the Board of Directors' goals panel, which are based on Vale's performance and business, by measuring indicators such as economic-financial, health and safety and sustainability. The monitoring of goals is conducted by the Personnel and Governance Committee, with the support of the People Department, and the assessment is performed on an annual basis by Vale's Board of Directors. On February 27th, 2018, the Board of Directors approved the final determination of the panel of individual targets of the Chief Executive Officer for the fiscal year 2017. In relation to the fiscal year 2018, due to the collapse of the Dam I at Córrego do Feijão Mine, in Brumadinho (MG), the Board of Directors resolved to suspend the payment of variable compensation to executive officers and, therefore, will only appreciate the final determination of the Executive Officers' individual targets panel, including the Chief Executive Officer, after the Extraordinary Independent Consulting Committee for Investigation concludes the investigation of the causes of the collapse of Dam I at Córrego do Feijão Mine, in Brumadinho (MG). 3.3.2 The results of the evaluation of the other officers, including the chief executive officer's proposals regarding the goals to be agreed upon and the permanence, promotion or dismissal of executive officers in their respective positions, shall be submitted, analyzed, discussed and approved at a meeting of the board of directors. Yes Yes – To report, in line with the directions of the Code, the period during which the evaluations have been conducted and the dates of the board meetings where the results of the evaluation of the other officers (except for the chief executive officer) See clarifications provided in item 3.3.1 of this Report. Furthermore, the Company informs that, on February 27th, 2018, the Board of Directors approved the final determination of the panel of individual targets of the Company's Executive Officers for the fiscal year of 2017. For the fiscal year 2018, see clarifications provided in item 3.3.1 of this Report.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 15 have been submitted, analyzed, discussed and approved. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. 3.4 Compensation of the executive board 3.4.1 The compensation of the executive board shall be set by means of a compensation policy approved by the board of directors through a formal and transparent procedure that takes into consideration the costs and risks involved. Yes Yes – To report, in line with the directions of the Code, the reason why the issuer understands that it adheres to best practices. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. The Board of Directors distributes the annual global compensation set by the Annual Shareholders' Meeting among the members of the Board and the members of the Board of Executive Officers. In addition, it counts on the Personnel and Governance Committee to evaluate the model for compensation of members of the Board of Executive Officers and the proposal of distribution of the annual global budget for the compensation of managers. The Company does not have a document entitled compensation policy that consolidates any set of rules applicable to the compensation of Executive Officers. Nevertheless, the Company's Board of Directors, with the support of the Personnel and Governance Committee, approves the entire compensation package, including fixed fees, bonuses and stock-based programs. The members of the Statutory Board of Executive Officers are entitled to (i) fixed compensation, including compensation for the management services rendered and direct and indirect benefits, (ii) variable compensation, including bonuses, (iii) stock-based compensation, among other benefits. It should be emphasized that the market is always the benchmark, within a global competition perspective, and Vale thus considers, for the purpose of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other segments. Therefore, the Board of Executive Officers' compensation is aligned with the Company's performance and the sustainability of its business. For 2019 fiscal year, most of the target panel for the purposes of bonus is focused on (i) sustainability (10%), (ii) health and safety of employees, communities and the environment (10%), including penalties for fatality and lives changed, in addition to (iii) actions for organizational reconstruction and crisis management to repair environmental, social and humanitarian damages and other sustainable initiatives (40%) arising from the Brumadinho dam collapse. The rest of the target panel (40%) focuses on economic-financial results and operating cash generation. In addition to the above, the agreements of Executive Officers elected for the management term from 2019 to 2021 include the Malus clause, which provides for the possibility of reducing or eliminating, by resolution of the Board of Directors, the payment of variable compensation for Executive Officers, upon the occurrence of exceptional events. For more information on the compensation of Officers, see item 13 of the Company's Reference Form that was made available on the website of the Brazilian Securities and Exchange Commission ("CVM") on July 30th, 2019. 3.4.2 The compensation of the Executive Board shall be linked to results, with medium-and long-term goals clearly and objectively related to creating long-term economic value for the company. Yes Yes – To report, in line with the directions of the Code, the reason why the issuer understands that it adheres to best practices. See clarifications provided in item 3.4.1 of this Report.

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			No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject.	
	3.4.3 The incentive structure shall be aligned with the risk limits defined by the board of directors and prohibit the same person from controlling the decision-making process and its respective oversight. No one shall decide on his/her own compensation.	Yes	**Yes** – To report, in line with the directions of the Code, the reason why the issuer understands that it adheres to best practices. **No / Partially** – To provide, in line with the directions of the Code, the justification of the issuer on the subject.	As mentioned in the above items, the annual compensation proposal is prepared with the support of the Personnel and Governance Committee based on market principles, taking into account the responsibilities of managers, the time devoted to their duties, their professional competence and reputation, and the value of their services in the market. The Personnel and Governance Committee, currently composed of 5 members, which of 2 of them are independent members, makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, on an aggregate basis, by the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the Personnel and Governance Committee, to distribute it among its members and the Board of Executive Officers. Furthermore, as shown above, the Company's Board of Executive Officers is not responsible for approving its compensation, nor is it responsible for establishing goals and parameters for purposes of determining their variable compensation.
4. Supervisory and Control Bodies				
4.1 Audit committee	4.1.1. The statutory audit committee shall: (i) have, among its duties, the duty to advise the board of directors on the monitoring and control of the quality of financial statements, internal controls, risk management and compliance; (ii) be composed mostly of independent members and coordinated by an independent director; (iii) have at least one of its independent members with proven experience in the accounting-corporate, internal control, financial and audit areas, cumulatively; and (iv) have its own budget for hiring consultants for accounting, legal or other matters, when the opinion of an external expert is necessary.	Partially	**Yes** – To report, in line with the directions of the Code, the reason why the issuer understands that the operation of the statutory committee adheres to best practices. **No / Partially** – To provide, in line with the directions of the Code, the justification of the issuer on the matter, and may be described the alternative practices adopted for the monitoring and control of the quality of financial statements, internal controls, risk management and compliance.	Vale's Bylaws establish that the Board of Directors will have, on a permanent basis, five Advisory Committees, among which, the Audit Committee, and it is incumbent upon the Board of Directors to determine that the Audit Committee will perform, with exclusivity, the following duties: I. to establish procedures to be used by the Company to receive, process and handle complaints and claims related to accounting, accounting controls and audit matters, as well as ensuring that the mechanisms for receiving complaints provide secrecy and anonymity to whistleblowers; II. to recommend and assist the Board of Directors in the choice, compensation and removal of the Company's external auditors; III. to make resolutions on the hiring of new services that may be provided by the Company's external auditors; IV. to supervise and evaluate the work of the external auditors and determine for the management of the company the possible withholding of the compensation of the external auditor, as well as to mediate any differences between the management and the external auditors on the Company's financial statements. The Company clarifies that, while the Audit Committee is not established, its permanent Fiscal Council performs, among its duties, those mentioned in the introduction of this item, as well as having a financial specialist in its composition. In addition to the above, the Fiscal Council serves and performs the duties of an Audit Committee for purposes of Rule 10A-3 of the Securities and Exchange Commission ("SEC"). The implementation of an Audit Committee that also meets such requirements of the SEC is under study by the Company. In addition, the Board of Directors counts on the Compliance and Risk Committee to monitor the adequacy, strengthening and functioning of all Vale's internal control systems and to propose improvements, to ensure the adoption and improvement of good practices of compliance and integrity by the Company, including the evaluation of situations with potential conflicts of interest, to evaluate the procedures adopted by the Company regarding the effectiveness of processes and

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 17 controls to identify, evaluate, monitor and manage risks, and to monitor the Company's integrated risk map, as well as proposing improvements in mitigation plans. For further information on the duties and composition of the Fiscal Council and the Compliance and Risk Committee, see item 12 of the Company's Reference Form made available on the website of the Brazilian Securities and Exchange Commission on July 30th, 2019. (www.cvm.gov.br). 4.2 Fiscal Council 4.2.1 The fiscal council shall have its own internal regulation describing its structure, its functioning, work program, its roles and responsibilities, without hindering the individual performance of its members. Yes Not applicable (if the fiscal council is not established) – Nothing to complete. Yes – nothing to complete. No / Partially – To provide the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System. 4.2.2 The minutes of the meetings of the fiscal council shall follow the same rules for disclosure of the minutes of the board of directors. Yes Not applicable (if the fiscal council is not established) – Nothing to complete. Yes – nothing to complete. No / Partially – To provide the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System. 4.3 Independent Audit 4.3.1 The company shall establish a policy for hiring non-audit services from its independent auditors, approved by the board of directors, prohibiting the hiring of non-audit services that could compromise the independence of auditors. The company shall not hire as an independent auditor anyone who has performed internal audit services for the company less than three years previously. Partially Yes – nothing to complete. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. The Company has specific internal procedures for approving services related to audit or non-audit services, contracted with its external auditors, which are based on principles that preserve its independence. These procedures have been approved by the Fiscal Council as an Audit Committee for the purpose of complying with SEC rules, and not by the Board of Directors, as recommended by best practice. In line with the best corporate governance practices and in order to avoid conflict of interest or loss of objectivity of the independent auditors, all services rendered by the Company's independent auditors are pre-approved by the Company's Fiscal Council, and a statement of independence also obtained from the external auditors. 4.3.2 The independent audit team shall report to the board of directors, by means of the audit committee, if any. The audit committee shall monitor the effectiveness of the work of the independent auditors, as well as their independence. It shall also evaluate and discuss the annual work Partially Yes – nothing to complete. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. The Company clarifies that, while the Audit Committee is not established, its permanent Fiscal Council performs, among its duties, those mentioned in the introduction of this item. In addition to the above, the permanent Fiscal Council serves and performs the duties of an Audit Committee for the purposes of Rule 10 A-3 of the SEC. In line with the best corporate governance practices and in order to avoid conflict of interest or loss of objectivity of the independent auditors, all services rendered by the Company's independent auditors are pre-approved by the Company's Fiscal Council, and a statement of independence also obtained from the external auditors.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 18 plan of the independent auditor and refer it to the Board of Directors for consideration. 4.4 Internal audit 4.4.1 The company shall have an internal audit area directly linked to the board of directors. Yes Yes – To report, in line with the directions of the Code, the reason why the issuer understands that the internal audit functioning complies with the best practice, describing how the internal audit is structured and its adequacy to the size and complexity of its activities. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. As provided for in the Company's Bylaws, Vale's Board of Directors is responsible for, among others: (i) appointing and removing the person in charge of the Company's internal audit, who is directly subordinated to the Board of Directors; and (ii) resolving on Vale's policies and annual internal audit plan, proposed by the person in charge, as well as taking note of its reports and determining the adoption of necessary measures. The Company has an Internal Audit area, reporting directly to the Board of Directors, which has its own Regulation approved by the Board of Directors. In addition to monthly reporting to the Fiscal Council, the Internal Audit keeps a quarterly agenda with the Compliance and Risk Committee, based on the reports issued in the period. The structure of the Internal Audit is evaluated on an annual basis and, as appropriate, reviewed, using risk-based methodology and the relevance of the operations in order to ensure the suitability of the team to the size and complexity of Vale. Its performance is global and has teams in several locations. 4.4.2 In case of outsourcing of this activity, the internal audit services shall not be performed by the same company that provides audit services for the financial statements. The company shall not hire for internal auditing anyone who has performed independent auditing services for the company less than three years previously. Yes Not applicable (in case there is no outsourced internal audit) – Nothing to complete. Yes – nothing to complete. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System. 4.5 Risk management, internal controls and integrity/com pliance 4.5.1 The company shall adopt a risk management policy, approved by the board of directors, which includes the definition of the risks against which protection is sought, the instruments used for this purpose, the organizational structure for risk management, the evaluation of the suitability of the operating structure and internal controls to verify its effectiveness, in addition to defining guidelines for establishing Yes Yes – To report, in line with the directions of the Code, how this practice is adopted by the issuer. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. As mentioned in item 2.1.1 above, the Company has a Risk Management Policy setting forth the guidelines and directions for the corporate risk management strategy to which the Company is subject. Among the guidelines set out in this policy, the following should be highlighted: * Measure and monitor Vale System's risks on a consolidated basis, considering the diversification effects, when applicable, of its entire business. * Evaluate the impact of new investments, acquisitions and divestments on Vale System's risk map and risk approach. * Adapt Vale System's risk approach to the needs of its growth plan, its strategic planning and its business to continue as a going concern. Based on said policy and organizational structure of Governance, Risk and Compliance, in conjunction with the business, project, support and administrative areas, the Company seeks to

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 19 acceptable limits for the company's exposure to these risks. protect itself against the main risks that may adversely and relevantly impact the objectives set by the Company's top management, its reputation, as well as its financial and operating results. Key risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their handling strategies. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures. To this end, the Company has an operational structure to check and monitor the policy and internal controls, with the Board of Directors being the body responsible for approving Vale's risk policies. The Board of Directors, for its advice on risk management, counts, on a permanent basis, on the Financial Committee, the Sustainability Committee and the Compliance and Risk Committee. Moreover, the Company has other bodies and areas for the purpose of verifying and monitoring the Risk Management, such as the 1st Line of Defense (comprised of the business, project, support and administrative areas throughout the Company), the 2nd Line of Defense (comprised of the Executive Management of Internal Controls, Risk and Compliance and the 2nd Specialist Line of Defense, among which the Operational Risk, Health and Safety Board stands out), as well as the 3rd Line of Defense (comprised of Internal Audit and Ombudsman's Office), the Executive Risk Committee, the Executive Board and the Fiscal Council. Furthermore, an Extraordinary Independent Consulting Committee for Dam Safety was created in 2019 to assist the Board of Directors in (i) diagnosing the safety conditions of dams and dikes located in Brazil and used by the Company in its activities, with priority given to structures heightened by the upstream method and those located in the attention zone ("Dams"), management and mitigation of risks related to these dams, and in (ii) recommending measures to be taken to enhance the safety conditions of the Dams. 4.5.2 It is incumbent upon the board of directors to ensure that the executive boardhas internal mechanisms and controls toknow,evaluate and control risks, in order to keep them at levels that are consistent with the limits set,includingthe compliance/integrity program, with a view to complying withlaws, regulations andexternal and internal standards. Yes Yes – To report, in line with the directions of the Code, how this practice is adopted by the issuer. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. The Company's Bylaws provide that it is incumbent upon the Board of Directors to "deliberate on the company's financial and corporate risk policies proposed by the Board of Executive Officers." It is also worth mentioning that the said Bylaws expressly provide for the Board of Executive Officers to: "prepare and propose to the Board of Directors the company's financial policies and execute the approved policies" and "prepare and propose to the Board of Directors the policies on institutional responsibility for the company, such as Vale's social responsibility, environment, health and safety policies, as well as implementing the approved policies." Based on the Company's Risk Management Policy and Governance, Risk and Compliance organizational structure, together with the business, project, support and administrative areas, the Company seeks to protect against the main risks that may adversely and relevantly impact the objectives set by the Company's top management, its reputation, as well as its financial and operating results. Key risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their handling strategies. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures. To this end, the Company has an operational structure to check and monitor the policy and internal controls, with the Board of Directors being the body responsible for approving the Vale risk policies. The Company also has other bodies and areas for the purpose of composing the referred to structure, each with its competence and activities previously defined, such as: the 1st Line of Defense (comprised of the business, project, support and administrative areas throughout the Company), the 2nd Line of Defense (comprised of the Executive Management of Internal Controls, Risk and Compliance and the 2nd Specialist Line of Defense, among which the Operational Risk, Health and Safety Board stands out), the 3rd Line of Defense (comprised of the Internal Audit, and Ombudsman's Office), the Executive Risk Committee, the Company's Executive Board, and the Fiscal Council.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 20 The Executive Risk Committee, created by the Board of Directors, is the main body of the risk management structure. It is responsible for supporting the Board of Executive Officers in decisions regarding risk management and in monitoring risks, issuing relevant opinions and recommendations. It is also responsible for supervising and reviewing corporate risk management principles and instruments, as well as periodically reporting to Vale's Board of Executive Officers on the main risks and their exposures. It is also noteworthy that the Board of Directors receives permanent advisory regarding risk management from the Financial Committee, Sustainability Committee and Compliance and Risk Committee. Within the scope of the Company's organizational structure regarding risk management, the Board of Executive Officers is responsible (a) for assessing and approving risk mitigation strategies recommended by the Executive Risk Committee, subject to their delegation limits; and (b) for approving the developments of the Risk Management Policy in standards, rules and responsibilities, as well as reporting to the Board of Directors regarding those procedures. Risk management standards and procedures supplement the Risk Management Policy and define practices, processes, controls, roles and responsibilities in the Company with regard to risk management. Furthermore, an Extraordinary Independent Consulting Committee for Dam Safety was created in 2019 to assist the Board of Directors in (i) diagnosing the safety conditions of dams and dikes located in Brazil and used by the Company in its activities, with priority given to structures heightened by the upstream method and those located in the attention zone ("Dams"), management and mitigation of risks related to these dams, and in (ii) recommending measures to be taken to enhance the safety conditions of the Dams. For further information on the Board of Directors' evaluation on the Company's risk exposure, please refer to item 2.1.1 above. 4.5.3 The executive board shall assess, at least once a year, the effectiveness of the policies and risk management systems and internal controls, as well as the compliance/integrity program, in addition to reporting to the board of directors on such assessment. Yes Yes – To report, in line with the directions of the Code: (i) how this practice is adopted by the issuer; (ii) date of the board of directors' most recent consideration on the assessment made by the executive board regarding the effectiveness of risk management systems and policies and of the integrity or compliance program. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. The current internal control and risk management process and structures ensure that the effectiveness of risk management and internal control systems and policies, as well as the integrity/compliance program, are regularly assessed. The Executive Management of Internal Controls, Risk and Compliance periodically submits the status of the evolution of risk management and internal controls to the Compliance and Risk Committee, which supports the Board of Directors in verifying the effectiveness of the adopted practices and recommends the necessary improvements to the Board of Directors. In an ordinary meeting held on September 27th, 2018, the Board of Directors approved, with the favorable opinion of the Governance, Compliance and Risk Committee, the 2nd Review of the Risk Management Policy. In an ordinary meeting held on November 29th, 2018, the Board of Directors approved, with the favorable opinions of the Finance Committee and the Governance, Compliance and Risk Committee, Vale's 2019 Budget, including the process of prioritizing current investments from Vale's global risk view. Since the collapse of Brumadinho's dam, the Board of Directors, with the support of the Advisory Committee, has been working to review the whole structure and processes related to risk management at Vale (e.g. taking testimonies from the lines of defense, hiring consulting firms, creating an Executive Board for Safety and Operational Excellence). 5.Ethics and Conflict of Interest

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 21 5.1 Code of conduct and reporting channel 5.1.1 The company shall have a conduct committee, endowedwith independence and autonomyanddirectly linked to the board of directors,inchargeof implementing, disseminating, training, reviewing and updating the code of conduct and the reporting channel, as well as conducting investigations and proposingcorrective measures relatedto breaches of the Code of Conduct. Yes Yes – To report, in line with the directions of the Code, the composition and way of functioning of the conduct committee. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. In Vale's Governance, the duties of the Conduct Committee are performed by the Ombudsman's Office, which is a body with independence and autonomy, directly linked to the Board of Directors and in charge of investigating the complaints received by the Ethics and Ombudsman Channel, as well as promoting the continuous improvement of ethical awareness at the Company, with the support of the Ethics Committee. Depending on the seniority of those who have been denounced the authority to define potential consequence management actions may be escalated to Vale's Ethics Committee or to the Personnel Committee of the Company's Board of Directors. The Ethics and Ombudsman Channel receives manifestations about any violations of Vale's Code of Ethics. Complaints are received about accounting improprieties or wrongdoings or any other audit issues or issues related to internal controls, standards, policies, ethics, human rights and the environment. The channel can also be used to clarify doubts regarding the Code of Ethical Conduct and when regular problem-solving mechanisms provided by Vale such as call centers, for example, do not provide an adequate solution to an already reported problem. If the issues are within the competence of other Vale communication channels, the Ombudsman's Office seeks, within its possibilities, to guide the whistleblowers as to the most appropriate way of escalating their complaint. The complaints are received by a specialized company and are sent to the Ombudsman's Office to investigate and bring forward any corrective measures regarding violations of the code. As a result of the investigation of complaints, Vale has already removed managers and employees of different levels, in addition to implementing other corrective measures and improvements to the processes. Vale also has training focused specifically on the Code of Ethical Conduct, where employees learn through examples what the Company expects from them. In addition to the above, it has training related to anti-corruption laws, information security, diversity and inclusion and conflict of interests – topics also covered by the Code. In 2018, the Ombudsman's Office held 44 Itinerant Ombudsman sessions in different locations around the world. In the same year, the Integrity Movement (a moment of reflection on ethical issues which takes place annually) reached more than 58,000 participants throughout the Company. The work of Vale's Ombudsman's Office is reported through regular meetings with the Board of Directors. Such meetings take place in an exclusive session without the presence of the Company's executive body. In addition to the above, Vale counts on the participation of other areas in the investigation of situations that violate ethical conduct guidelines, such as Internal Audit, Corporate Security, HR and other specialists in specific processes. This prerogative derives from the need for assessments of specific complaints in matters requiring technical expertise in allegations of fraud in specialized activities or sensitive issues, such as moral and sexual harassment, among other issues. 5.1.2 The code of conduct, drawn up by the executive board, with the support of the conduct committee, and approved by the board of directors, shall: (i) discipline the company's internal and external affairs, expressing the commitment that is expected from the company, its directors, officers, shareholders, employees, suppliers and stakeholders with the adoption of appropriate Yes Yes – nothing to complete. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 22 standards of conduct; (ii) manage conflicts of interest and provide for the abstention of the member of the board of directors, audit committee and/or conduct committee, if any, who, as the case may be, is in conflict; (iii) clearly define the scope and extent of the actions aimed at investigating the occurrence of situations understood as being carried out with the use of privileged information (e.g., use of privileged information for commercial purposes or to get advantages in the trading of securities); (iv) establish that ethical principles shall be the basis for the negotiation of contracts, agreements, proposals of amendment to the bylaws, as well as policies guiding the whole company, and establish a maximum value of the goods or services of third parties that managers and employees can accept for free or as a favor. 5.1.3 The reporting channel shall be endowed with independence, autonomy and impartiality, having in place operating guidelines defined by the executive board and approved by the board of directors. It shall be operated independently and impartially and guarantee the anonymity of its users, in addition to promoting, in a timely manner, the required investigations and measures. This service may be provided by a third party of renowned capability. Yes Yes – To report, in line with the directions of the Code, the composition of the reporting channel and the way it operates, if the reporting channel is internal or if it is in charge of third parties. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the matter, and other means used by the issuer for receiving criticisms, doubts, claims and complaints may be pointed out. Vale has an independent Ethics and Ombudsman Channel, the management of which is the responsibility of the Ombudsman's Office. The receipt of complaints is done via an outsourced and independent company, however, the coordination of determination of the complaint is made by the Ombudsman. The Ombudsman's Office is made up of professionals with varied skills and training that assist in the judgment and conduct of the assessments carried out by the department. Vale's Ombudsman's Office is responsible for receiving and handling reports of deviations from the Code of Ethical Conduct, as well as principles of good corporate governance and legislation such as the Sarbanes-Oxley Act. Vale Ombudsman's Office is operated independently and impartially, and guarantees the anonymity and confidentiality of its users. For whistleblowers who prefer not to identify themselves, it is possible to make anonymous complaints. The Ombudsman's Office is the area delegated by the Board of Directors to lead the investigation of complaints or other issues arising from the Channel, as well as to manage the flow of information with the Board of Directors. When necessary, the Ombudsman delegates the investigations to other areas of the company, such as Internal Audit and Corporate Security. In turn, the Ombudsman's Office reports directly to the Board of Directors, which defines the guidelines for the area. The Code of Ethical Conduct states that "the Board of Executive Officers is responsible for ensuring the application of this Code and for proposing to the Board of Directors its improvement and updating, whenever necessary."

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 23 Vale also has the Ethics Committee, which is responsible for deliberating on corrective measures related to violations of the Code of Ethical Conduct. The Ethics Committee is composed of the Audit Officer, the Personnel Officer, the General Counsel and the General Ombudsman of Vale. After receiving the complaints from the outsourced company, the cases undergo an initial screening with the professionals allocated to do so. Then, the cases are assigned to the investigators according to their subject and criticality, as well as the amount of investigations already existing for each investigator. After the investigation, the complaint undergoes another review carried out by the Ombudsman's Office, which evaluates the outcome of the investigation and action plan for it, when confirmed. Finally, the whistleblower receives the response through the reporting channel or contact provided by him/her, and the process of executing the action plan begins. Additional information may be requested from the whistleblower through confidential channels at any time during the initial screening or investigation. Confidentiality is preserved in all Ombudsman proceedings. The Ombudsman's Office issues periodic reports on the outcome of each investigation included in the scope of the Channel shared with the Ethics Committee, the Board of Directors and the Fiscal Council, recording the evidence obtained for the reported situations, as well as the appropriate actions for the resolution of improprieties. It also issues, on an annual basis, a report that is made available to all employees on the Intranet and, as from 2018, it was also made available to Vale's external agents on its website (http://www.vale.com). Violations of the Code of Ethical Conduct, and other Vale policies, rules, procedures and guidelines, subject the violators to consequences, which include verbal or formal warning, suspension or dismissal. The disciplinary measures are applied considering the type of violation and its seriousness, the guidelines of Vale's Ethics Committee, Human Resources area and the applicable legislation. 5.2 Conflict of interest 5.2.1 The company's governance rules shall ensure the separation and clear definition of duties, roles, and responsibilities associated with the mandates of all governance agents. The decision-making powers of each instance shall also be defined, in order to minimize potential sources of conflicts of interest. Yes Yes – To report, in line with the directions of the Code, the mechanisms used by the issuer to implement these practices. No / Partially – To provide, in line with the directions of the Code, the justification of the issuer on the subject. According to Vale's Bylaws, it is the responsibility of the Board of Directors to establish the powers of the Board of Executive Officers (items XXV, XXVI and XXVII of article 14). In turn, it is incumbent upon the Board of Executive Officers, among other responsibilities: (i) to inform the Board of Directors about the limits of individual powers of Executive Officers, respecting the limits of powers of the collective Board of Executive Officers established by the Board of Directors, and (ii) to establish, based on the limits of powers established by the Board of Directors for the Board of Executive Officers, the limits of powers along the hierarchical line of Vale's administrative organization. Vale's Bylaws also establishes that it is the responsibility of the Board of Directors to deliberate on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature (item XXIII of article 14). In this sense, the Related-Party Transactions Policy ("Related-Party Transactions Policy") establishes guidelines and principles to ensure that the transfer, free or paid for, of resources, services or obligations involving persons and/or companies with which Vale might contract under conditions other than those of independence that characterize the transactions with third parties, are conducted within market parameters, ensuring the best practices of corporate governance, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets. It should be also emphasized that the Company has the Compliance and Risk Committee, among other competencies, to ensure (a) the adoption and improvement of good compliance and integrity practices by the Company, including the assessment of situations with potential conflicts of interests; and (b) to ensure the effectiveness of mechanisms to address conflicts of interest in Company transactions, as well as opine on transactions with related parties submitted to the deliberation of the Board of Directors, under the terms of the Related-Party Transactions Policy. It is also worth mentioning the Code of Ethical Conduct which establishes the expected conduct to avoid Conflicts of Interest. Any deviation from the Code shall be reported to the Ethics and

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.
Base date for the information: 07/29/2019

				Ombudsman Channel, which is an independent channel linked to the Board of Directors. Campaigns are also held annually to complete the Conflict of Interest Form with all leadership, through a tool developed by the Ombudsman's Office. Any conflicts identified are eliminated or mitigated by the managers.
	5.2.2 The company's governance rules shall be made public and determine that a person who is not independent in relation to the matter under discussion or deliberation in the management or supervisory bodies of the company must state, in a timely manner, his or her conflict of interest or private interest. If he/she does not do so, such rules shall provide for another person to state the conflict if he/she is aware of it and that, as soon as the conflict of interest is identified regarding a specific subject, the person involved must stay away, even physically, from the discussions and resolutions. The rules shall provide for such temporary removal to be recorded in the minutes.	Yes	**Yes** – To report, in line with the directions of the Code, the mechanisms used by the issuer to implement these practices. **No / Partially** – To provide, in line with the directions of the Code, the justification of the issuer on the subject.	Under the terms of the Company's Bylaws and Related-Party Transactions Policy, it is the responsibility of the Compliance and Risk Committee to issue an opinion on potential conflicts of interest between Vale and its shareholders or managers, as well as to evaluate the selection process and the conditions of transactions to be resolved by the Board of Directors. It should be highlighted that both documents mentioned above are public. The Board of Directors' analysis also includes whether the separation of roles is being accomplished. The Policy provides that either the shareholders or representatives of Vale's shareholders at the Shareholders' Meetings and the managers at the meetings of the governing bodies shall immediately state their conflicting private interest. If this is not done, another person may express the conflict. As soon as a conflict of interests is identified regarding a specific topic, the person in conflict must stay away, even physically, from the discussions, without neglecting his/her legal duties, and the statement of conflict of interest, abstention and temporary removal shall be recorded in the minutes. This precept is complied with by the Company as a routine practice, as all those potentially in conflict with the matter to be resolved do not attend the meeting so that the subject can be discussed and resolved, and the manifestation of conflict of interest, abstention from voting and the removal are recorded in the minutes. The Related-Party Transactions Policy can be found on CVM website (www.cvm.gov.br) and the Company's website (www.vale.com), in the Investor Relations section. http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx
	5.2.3 The company shall have mechanisms to manage conflicts of interest on matters subject to voting at the shareholders' meeting, to receive and process allegations of conflicts of interest, and to cancel votes cast in conflict, even after the meeting.	Yes	**Yes** – To report, in line with the directions of the Code, the mechanisms used by the issuer to implement these practices. **No / Partially** – To provide, in line with the directions of the Code, the justification of the issuer on the subject.	As mentioned in item 5.2.2 above, the Company's Related-Party Transactions Policy sets out a procedure in case of conflicts of interest between shareholders. The Company further clarifies that, in such meetings, the legal provisions applicable to situations of conflicts of interest are duly complied with, in particular, as provided in Article 115 of the Brazilian Business Corporation Act.
5.3 Related-party transactions	5.3.1 The bylaws shall define which transactions with related parties shall be approved by the board of directors, excluding possible members with potentially conflicting interests.	Partially	**Yes** – nothing to complete. **No / Partially** – To provide the justification of the issuer on the subject.	Pursuant to Vale's Bylaws, it is incumbent upon the Board of Directors to authorize the negotiation, execution or amendment of a contract of any kind or value between the Company and (i) its shareholders, directly or through intermediaries, (ii) companies having interest, directly or indirectly, in capital stock of the controlling shareholder or are controlled, or are under common control, by entities having interest in the capital stock of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company has interest, and the Board of Directors may establish delegations, with competences and procedures, that meet the peculiarities and nature of the operations, without prejudice to keeping said collective body duly informed of all transactions of the company with related parties. The Board of Directors delegated to the Board of Executive Officers the approval of certain related-party transactions, observing certain criteria.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 25 With regard to the exclusion of any members with potentially conflicting interests, as mentioned in item 5.2.1 above, the Company's Related-Party Transactions Policy expressly determines that the conflicting manager must stay away, even physically, from the discussions, without neglecting his/her duties legal, and the statement of the conflict of interests, abstention and temporary removal shall be recorded in the minutes. 5.3.2 The board of directors shall approve and implement a related-party transactions policy, which includes, among other rules, the following: (i) the provision that, prior to the approval of specific transactions or guidelines for contracting transactions, the board of directors request the executive board market alternatives to the transaction with the related parties in question, adjusted by the risk factors involved; (ii) prohibition of forms of compensation of advisors, consultants or intermediaries that generate conflicts of interest with the company, the managers, the shareholders or classes of shareholders; (iii) prohibition of loans in favor of the controller and the managers; (iv) the hypothesis of transactions with related parties that shall be based on independent appraisal reports, prepared without the participation of any party involved in the operation in question, whether bank, lawyer, specialized consulting firm, among others, based on realistic assumptions and information endorsed by third parties; (v) that corporate restructurings involving related parties shall ensure equitable treatment for all shareholders. Partially Yes – To report, in line with the directions of the Code, how the issuer implements and verifies the adoption of these procedures. No / Partially – To provide the justification of the issuer on the subject. Among the principles enshrined in the Policy is the provision that Related-Party Transactions shall always be carried out under commutative conditions, observing market conditions, in line with current legislation and with best corporate governance practices, ensuring transparency and full respect for Vale's interests. The Board of Directors and the Board of Executive Officers, as the case may be, shall ensure that transactions with related parties are formalized in writing, under commutative conditions, with the observance of market conditions, including adequate compensatory payment, if any. Furthermore, it determines that (a) any loans in favor of related parties are expressly prohibited, except in favor of Vale's subsidiaries or affiliates; and (b) transactions with related parties that do not comply with the conditions set forth in the Policy. Regarding the rules contained in the introduction of this item 5.3.2, although not all are expressly provided in the Policy, there is no limitation or prohibition on its adoption by the managers, if necessary, since it is their responsibility to ensure that transactions with related parties have commutative conditions, with the observance of market conditions, including adequate compensatory payment. 5.4 Securities trading policy 5.4.1 The company shall adopt, by resolution of the board of directors, a policy Yes Yes – To report, in line with the directions of the The Company has a Trading Policy for Securities issued by it, which is intended to contribute to the orderly trading of securities issued by Vale, or referenced thereto, removing any presumption

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 26 for trading securities issued by it, which, without prejudice to the compliance with the rules established by CVM regulations, establish controls enabling the monitoring of the trading performed, as well as investigation and punishment of those responsible in case of non-compliance with the policy. Code, the controls that have been implemented to monitor the trading performed and how to check for possible noncompliance. No / Partially – To provide the justification of the issuer on the subject. of inappropriate use of information related to a material act or fact about Vale ("Privileged Information"). The Trading Policy is also intended to contribute to compliance with the laws and regulations of the United States of America, where Vale shares are traded on the stock exchange in the form of ADRs, which prohibit insider trading/dealing (use of privileged information for one's own benefit), including the practice of tipping (providing privileged information for the benefit of third parties). The prohibitions contained in the Trading Policy cover any purchase, sale or transfer of securities issued or secured by Vale. The controlling shareholders, members of the Board of Directors, its advisory committees, the Board of Executive Officers and the Fiscal Council of Vale shall report, in writing, to the Investor Relations Executive Officer and, through the latter, to the CVM and the stock exchanges where Vale's shares are admitted for trading, a declaration of equity interest, which shall be made on the first business day after its investiture in office and within five days after the completion of each trade. An e-mail is sent with a reminder from the Investor Relations area to the representatives of the controlling shareholders, managers, members of the Fiscal Council and all Vale's employees about the blackout period for trading, informing its beginning and end. Any violation of the provisions of the Company's Trading Policy will be considered a breach of Vale's Code of Ethical Conduct and subject to its procedures and penalties, as well as penalties provided for by law or CVM rules, in addition to full compensation for damages caused to Vale and third parties. Vale's Trading Policy can be found on the Company's website (www.vale.com), in the Investors section (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx) and in the Empresas.Net System on CVM website (www.cvm.gov.br). 5.5 Contribution and donation policy 5.5.1 In order to ensure greater transparency regarding the use of company resources, a policy shall be developed on its voluntary contributions, including those related to political activities, to be approved by the board of directors and implemented by the executive board, with clear and objective principles and rules. Yes Yes – To report the policy approval date and, if the issuer discloses the policy, the sites on the world wide web where the document can be consulted. No / Partially – To provide the justification of the issuer on the subject. The Socioenvironmental Investment Policy, which contains guidelines for contributions and donations, was approved on November 29th, 2018, according to the document available on the website: http://www.vale.com/brasil/PT/suppliers/code_conduct/Documents/POL-0024-G_Pol_Investimentos_Socioambientais_PT.PDF In brief, the document sets forth general guidelines for the planning and execution of Socioenvironmental Investments, in addition to regulating concepts, principles and prohibitions. Additionally, in order to contribute to a good control environment, the Company has a Global Anti-Corruption Policy, approved by Vale's Board of Directors on November 29th, 2013, which applies to all employees (temporary or non-temporary) and managers of the Company and its subsidiaries, as well as to all suppliers who act on behalf of the Company and on behalf of its subsidiaries or in their interest. The Company also has a Global Anti-Corruption Manual ("Manual"), which details the rules of said policy and, together with the policy, is widely disseminated internally. This policy establishes the prohibition of certain types of conduct, the Manual contains procedures for the prevention and reporting of acts of corruption, as well as guidelines to be observed regarding voluntary contributions. Such guidelines include an obligation that all voluntary contributions be previously submitted to the analysis and approval of the Corporate Integrity Area. Lastly, pursuant to the terms of the Bylaws, it is prohibited by Vale and its controlled companies in Brazil or abroad to make, directly or indirectly through third parties, any contribution to political movements, even organized in parties, and to their representatives or candidates.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/29/2019 * * * 27 5.5.2 The policy shall provide for the Board of Directors to be the body responsible for approving all disbursements related to political activities. Yes Yes – nothing to complete. No / Partially – To provide the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System. 5.5.3 The policy on voluntary contributions of state-controlled companies, or having repeated and relevant business relations with the state, shall prohibit contributions or donations to political parties or persons associated with them, even if permitted by law. Yes Not applicable – If the company is not controlled by the State and does not have repeated and relevant business relations with the State. Yes – nothing to complete. No / Partially – To provide the justification of the issuer on the subject. Completion is not applicable under the terms of the Empresas.Net System.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 31, 2019		Director of Investor Relations

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